UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Capital Bank Corporation

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

139793103

(CUSIP Number)

Christopher G. Marshall

North American Financial Holdings, Inc.

9350 South Dixie Highway

Miami, Florida 33156

Telephone: (305) 670-0200

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

September 1, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

1.	NAME OF REPORTING PERSON: North American Financial Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 71,000,000 Shares (1)
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 71,000,000 Shares (1)
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,000,000 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.7% (2)
14.	TYPE OF REPORTING PERSON: CO

(1) The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.
(2) Percentage calculated based on 85,802,164 shares of outstanding Common Stock as of August 12, 2011, as reported on the Quarterly Report on Form 10-Q filed by Capital Bank Corporation with the Securities and Exchange Commission on August 15, 2011.

            This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on

Schedule 13D originally filed by North American Financial Holdings, Inc. (the “Investor”) with the Securities and Exchange Commission on February 4, 2011, as amended by Amendment No. 1 filed on March 14, 2011 (the “Schedule 13D”).  Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

ITEM 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

            The name of the person filing this Statement is North American Financial Holdings, Inc. (the “Investor”), a bank holding company.  The Investor is a corporation organized under the laws of the State of Delaware.  The Investor’s principal business address is 9350 South Dixie Highway, Miami, Florida 33156, Telephone: (305) 670-0200.

Item 2 of Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:

            Investor’s Directors:  R. Eugene Taylor (Chairman), Richard M. Demartini, Peter N. Foss, William A. Hodges, Marc D. Oken, Jeffrey E. Kirt.

ITEM 4.         Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended by adding the following:

On September 1, 2011, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Investor.  The Merger Agreement provides for the merger of the Company with and into the Investor (the “Merger”), with the Investor surviving the Merger.  The board of directors of each of the Company and the Investor have approved the Merger.

Under the Merger Agreement, at the effective time of the Merger, each share of Company common stock issued and outstanding immediately prior to the completion of the Common Stock, except for shares for which appraisal rights are properly exercised and except for specified shares of Company Common Stock held by the Investor or the Company, will be converted into the right to receive 0.1354 of a share of the Investor’s Class A common stock.

Under the Merger Agreement, the Investor may designate the date on which the transaction will become effective at any time following (i) the effectiveness of the registration statement on Form S-4 to be filed by the Investor in connection with the Merger and (ii) the receipt of the approval of the Merger Agreement by the Company’s shareholders.  The Merger Agreement may be terminated in accordance with its terms at any time prior to the consummation of the Merger, whether or not the Company’s shareholders have previously approved the Merger Agreement, by the mutual consent of the Investor and the Company.

A copy of the Merger Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.  The foregoing description of the Merger Agreement does not purpose to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

ITEM 5.         Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the second paragraph thereof and by replacing it with the following:

As of the date this Amendment No. 2 was initially filed, the Investor beneficially owns a total of 71,000,000 shares of Common Stock, which in the aggregate represents 82.7% of the Company’s outstanding Common Stock as of September 8, 2011.

ITEM 7.         Material to the Filed as Exhibits

            Item 7 of Schedule 13D is hereby amended by adding the following:

Exhibit	Document
Exhibit 5

Agreement and Plan of Merger, dated as of September 1, 2011, by and between North American Financial Holdings, Inc. and Capital Bank Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Capital Bank Corporation with the Commission on September 6, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2011

North American Financial Holdings, Inc.

By: /s/ Christopher G. Marshall

Name: Christopher G. Marshall

Title: Chief Financial Officer

Exhibit Index

Exhibit	Document
Exhibit 5

Agreement and Plan of Merger, dated as of September 1, 2011, by and between North American Financial Holdings, Inc. and Capital Bank Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Capital Bank Corporation with the Commission on September 6, 2011)